Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd. and Sankyo Co., Ltd.

SEC File No. 132-02290

KIYOSHI MORITA

DAIICHI PHARMACEUTICAL COMPANY, LIMITED

Representative Director and President

CAREER

April 1962	Joined Daiichi Pharmaceutical Co. Ltd.

April 1988	General Manager, Marketing Information Department

April 1991	General Manager, Sales Administration Department

June 1991	Board Director

June 1995	Managing Director, Pharmaceutical Marketing - Domestic

June 1997	Representative Director/Senior Managing Director Administration, Pharmaceutical Marketing - Domestic

June 1999	President

June 2003	President and Chief Executive Officer

INDUSTRY ASSOCIATIONS

May 2003	Standing Director
Japan Pharmaceutical Manufacturers Association

May 2004	President and Chief Executive Officer
The Pharmaceutical Manufacturers’ Association of Tokyo

July 2004	Executive Director
Japan Business Federation

TAKASHI SHODA

SANKYO COMPANY, LIMITED

Member of the Board

Representative Director and President

EDUCATION

  Graduated from the faculty of Pharmacy, Tokyo University in March 1972

CAREER

April 1972	Joined SANKYO COMPANY, LIMITED

January 1999	Director, Department of Europe

June 1999	General Manager, International Pharmaceutical Division Director, Department of Europe

August 2000	General Manager, International Pharmaceutical Division Director, International Business Development Department

June 2001	Member of the Board General Manager, International Pharmaceutical Division Director, International Business Development Department

June 2003	Member of the Board
Representative Director and President